Exhibit 99.1

NQ Mobile Inc. Appoints Mr. Justin Chen as President and General Counsel; Announces

Changes to its Board of Directors

BEIJING, February 2, 2016 — NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced the appointment of Mr. Justin Chen as its President and General Counsel effective as of February 2, 2016.

The appointment of Mr. Chen, former independent director, to President and General Counsel necessitated a number of other changes to the Company’s board of directors (the “Board”). While Mr. Justin Chen remains as a director of the Board, he has resigned from his positions as a member of each of the audit committee, compensation committee and corporate governance and nominating committee of the Board. To fill in the vacancies, the Company has appointed Dr. Ethan Hu as an independent director, the Chair of the audit committee and a member of each of the compensation committee and the corporate governance and nominating committee of the Board, effective as of February 2, 2016.

Dr. Hu has served as a director and the chief financial officer of Frankenman Medical Equipment Limited, a leading surgical device company in China, since 2014. From 2011 to 2014, Dr. Hu worked as a vice president of CITIC PE Investment Limited, a recognized private equity firm in China. Prior to that, Dr. Hu was a principal at Lilly Asian Ventures from 2007 to 2010 and an associate director of Novartis Oncology from 2004 to 2007. Dr. Hu received an MBA degree from the University of Chicago, a Ph.D. degree in molecular and cell biology from the University of Maryland and a bachelor’s degree from Peking University.

Mr. Justin Chen has served as the Company’s director since July 2014. Mr. Chen is a California-licensed attorney and is a counsel at PacGate Law Group. Before joining PacGate Law Group, Mr. Chen was the chief executive officer of Starvax Inc., a biotechnology company based in Beijing, China from 2003 to 2005. Mr. Chen was an attorney at Intellectual Property Law Group, LLP in San Jose, California from 1998 to 2003. Mr. Chen received a juris doctor degree and a master’s degree in biochemistry from the University of Iowa and a bachelor’s degree from Peking University.

In addition to the appointment of Dr. Hu, several other changes to the Board of Directors include the resignation of Mr. Xu Zhou, Mr. Roland Wu and Mr. Max Yao from their positions as directors of the Board, effective as of February 2, 2016. Mr. Yao has also resigned as the Chair of the audit committee. Each of Mr. Xu Zhou, Mr. Roland Wu and Mr. Max Yao confirmed that his resignation did not result from any disagreement with the Company on any matter relating to the Company. Mr. Roland Wu remains as the chief financial officer of the Company.

“Justin has been an incredible asset to our Board of Directors and brings with him a wealth of knowledge and expertise that will serve us even better in his new role within the management team,” said Dr. Vincent Shi, Chairman of NQ Mobile. “We are also pleased to welcome Dr. Hu as our newest independent director and recognize his vast experience and expertise. We express our gratitude to the service of Mr. Yao and Mr. Zhou, the outgoing members of our board, for their outstanding contribution and devotion.”

“We are thrilled to welcome Justin Chen to the management team of NQ Mobile as our President and General Counsel,” said Mr. Zemin Xu, Chief Executive Officer of NQ Mobile. “His addition will strengthen our operation and help us stay focused on executing our plans for the future.”

After the effectiveness of the changes to the Board, the Company’s Board will consist of seven directors, four of whom are independent directors.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR